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Exhibit 12.1

2U, Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,			Six Months Ended June 30,
	2015	2016	2017	2017	2018
	(in thousands)
Fixed charges:
Interest expense related to indebtedness	$271	$—	$87	$1	$54
Estimated interest component of rental expense(1)	1,118	1,879	2,817	1,142	1,439
Amortization of capitalized expenses related to indebtedness	282	35	—	—	—
Capitalized interest expense	—	—	—	—	—
Preferred stock dividends	—	—	—	—	—

Total fixed charges	$1,671	$1,914	$2,904	$1,143	$1,493

Earnings (loss):
Loss before income taxes	(26,733)	(20,684)	(30,720)	(15,193)	(38,011)
Add: fixed charges per above	1,671	1,914	2,904	1,143	1,493
Less: capitalized interest expense	—	—	—	—	—

Total loss	$(25,062)	$(18,770)	$(27,816)	$(14,050)	$(36,518)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges	$(26,733)	$(20,684)	$(30,720)	$(15,193)	$(38,011)

(1)
Interest component of rental expense is estimated to equal one third of such expense, which is considered a reasonable approximation of the interest factor.

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  Exhibit 12.1
2U, Inc. Statement of Computation of Ratio of Earnings to Fixed Charges